Exhibit 99.4

Adopted: [*], 2024

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

OF THE BOARD OF DIRECTORS

OF

TMD ENERGY LIMITED

The responsibilities and powers of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board of Directors (“Board”) of TMD Energy Limited (the “Company”), as delegated by the Board, are set forth in this charter. Whenever the Nominating Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its shareholders.

Purpose

As set forth herein, the Nominating Committee shall, among other things, discharge the responsibilities of the Board relating to the appropriate size, functioning, and needs of the Board, including but not limited to recruitment and retention of high quality Board members and committee composition and structure and oversight of all aspects of the Company’s corporate governance functions including, but not limited to recommendation of the corporate governance guidelines, overseeing compliance with such guidelines, and monitoring significant developments in the law and practice of corporate governance.

Membership

The Nominating Committee shall consist of at least three members of the Board as determined from time to time by the Board. Each member shall be “independent” in accordance with the listing standards of the NYSE American LLC, as amended from time to time.

The members of the Nominating Committee shall be appointed, removed or replaced by the Board, and any vacancies on the Committee shall be filled by the Board in accordance with any applicable requirements of the Company’s articles of association.

The Board shall appoint one member of the Nominating Committee as chairman of the Nominating Committee. If the Board fails to appoint a chairman of the Nominating Committee, the Nominating Committee shall appoint one member of the Nominating Committee as chairman.

A Nominating Committee member may resign by delivering his or her written resignation to the chairman of the Board, or may be removed by majority vote of the Board by delivery to such member of written notice of removal, to take effect at a date specified therein, or upon delivery of such written notice to such member if no date is specified.

Meeting and Committee Action

The Nominating Committee shall meet at such times as it deems necessary to fulfill its responsibilities but not less frequently than once annually. Meetings of the Nominating Committee may be held in-person, telephonically, by video conference and/or through any other method of electronic communication. Meetings of the Nominating Committee shall be called by any members of the Nominating Committee. A majority of the members shall constitute a quorum. In absence of Chairman of the Nominating Committee, the Nominating Committee members present may elect from among themselves the Chairman for their meetings

Actions of the Nominating Committee may be taken in person at a meeting or in writing without a meeting. Actions taken at a meeting, to be valid, shall require the approval of a majority of the members present and voting. Actions taken in writing, to be valid, shall be signed by a majority of Nominating Committee members. The Nominating Committee shall report its minutes from each meeting to the Board.

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The chairman of the Nominating Committee may establish such rules as may from time to time be necessary or appropriate for the conduct of the business of the Nominating Committee. Minutes of a meeting of the Nominating Committee shall be taken and be of sufficient evidence at all times as to the members of the Nominating Committee who were present, or such actions taken.

Committee Authority and Responsibilities

The Nominating Committee shall have the following duties and responsibilities, in addition to any duties and responsibilities assigned to the Nominating Committee from time to time by the Board:-

1.	Developing the criteria and qualifications for membership on the Board.

2.	Recruiting, reviewing and nominating candidates for election to the Board or to fill vacancies on the Board, consistent with the criteria approved by the Board.

3.	Reviewing candidates recommended by the Director, Company’s management and shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates.

4.	Reviewing Board’s committees structure and composition and to make the recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairman annually.

5.	Establishing subcommittees for the purpose of evaluating special or unique matters.

6.	Monitoring and making recommendations regarding committee functions, contributions, and composition.

7.	Evaluating, on an annual basis, the Nominating Committee’s performance.

8.	To develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, to review these principles periodically and to recommend any changes to the Board.

9.	Administering and overseeing all aspects of the Company’s corporate governance functions on behalf of the Board.

10.	Perform such other duties and responsibilities consistent with this charter, the Company’s articles of association and governing laws, as may be delegated to the Nominating Committee by the Board from time to time

Reporting

1.	The Nominating Committee shall report to the Board each year concerning its compliance with this charter for inclusion in the Company’s proxy statement.

2.	The Nominating Committee shall periodically review and assess the adequacy of this charter and recommend any proposed changes to the Board for approval.

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TMD ENERGY LIMITED

Board of Director Candidate Guidelines

The Nominating Committee (the “Nominating Committee”) of the Board of Directors (“Board”) of TMD Energy Limited. (the “Company”) will identify, evaluate, and recommend candidates to become members of the Board with the goal of creating a balance of knowledge and experience. Nominations to the Board may also be submitted to the Nominating Committee by the Company’s shareholders in accordance with the Company’s policy, a copy of which is attached hereto. Candidates will be reviewed in the context of current composition of the Board (including the diversity in background, experience, gender and viewpoints of the Board), the operating requirements of the Company, and the long-term interests of the Company’s shareholders. In conducting this assessment, the Nominating Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

●	Whether the candidate is independent pursuant to the requirements of the NYSE American LLC.

●	Accomplishment of the candidate in his or her field and reputation of the candidate, both personal and professional, that is consistent with the image and reputation of the Company.

●	Whether the candidate has the ability to read and understand basic financial statements.

●	If a candidate satisfies the criteria for being an “audit committee financial expert” as defined by the Securities and Exchange Commission.

●	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

●	Whether the candidate has knowledge of the Company and issues affecting the Company.

●	Whether the candidate is committed to enhancing shareholder value.

●	Whether the candidate understands, the legal responsibilities of a director and the governance processes of a public company.

●	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective, and independent business judgment, and to assume broad fiduciary responsibility.

●	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

●	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

●	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

●	Whether the candidate is able to suggest business opportunities to the Company.

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TMD ENERGY LIMITED

Recommendations for Directors

Director and shareholders of the Company, who wish to recommend to the Nominating Committee (the “Nominating Committee”) of the Board of Directors (“Board”) of TMD Energy Limited (the “Company”), a candidate for election to the Board should send a written recommendation to TMD Energy Limited, B-10-06, Block B, Plaza Mont Kiara, No. 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Wilayah Persekutuan, West Malaysia, Attention: Nominating Committee. The Corporate Secretary will promptly forward all such letters to the members of the Nominating Committee. Directors and shareholders of the Company must follow certain procedures to recommend to the Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

●	Name;

●	Age;

●	Business and current residence addresses, as well as residence addresses;

●	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

●	Educational background;

●	Permission for the Company to conduct a background investigation, including the right to obtain education, employment, and credit information;

●	The number of shares of ordinary share of the Company beneficially owned by the candidate;

●	The information that would be required to be disclosed by the Company about the candidate under the rules of the Securities and Exchange Commission in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

●	A signed consent of the nominee to serve as a director of the Company, if elected.

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